NYSE

AN ICE EXCHANGE

December 19, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Shares of
beneficial interest, par value $0.001 per share, of Tortoise Power and Energy Infrastructure
Fund, a series of Tortoise Capital Series Trust, under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com